                                                                       EXHIBIT 4

         PAGES 2 THROUGH 16 OF THE PROXY STATEMENT DATED JUNE 18, 1996

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    The following table sets forth information as of June 3, 1996, with respect to the only persons known by the Corporation to be the beneficial owners of more than five percent of its outstanding Common Stock, which is the Corporation's only class of voting securities.

NAME AND ADDRESS                                                                               AMOUNT AND NATURE      PERCENT
OF BENEFICIAL OWNER                                                                         OF BENEFICIAL OWNERSHIP   OF CLASS
------------------------------------------------------------------------------------------  -----------------------   --------
McKesson Corporation .....................................................................           11,624,900         54.5
 One Post Street                                                                                Sole voting and
 San Francisco, CA 94104                                                                       investment power

David L. Babson & Co., Inc. ..............................................................            1,193,700(1)       5.6
 One Memorial Drive
 Cambridge, MA 02142

RCM Capital Management ...................................................................            1,674,000(2)       7.8
 Four Embarcadero Center
 Suite 3000
 San Francisco, CA 94111

Travelers Group Inc. .....................................................................            1,233,070(3)       5.8
 388 Greenwich Street
 New York, NY 10013

------------------------

(1) This information is based on a Schedule 13G filed with the Securities and Exchange Commission, reporting that as of December 31, 1995, David L. Babson & Co., Inc., a registered investment adviser, had sole voting power as to 546,750 shares, shared voting power as to 646,950 shares, and sole dispositive power as to 1,193,700 shares.

(2) This information is based on an amendment to a Schedule 13G filed with the Securities and Exchange Commission by RCM Capital Management ("RCM"), on its own behalf and that of its general partner, RCM Limited L.P., and RCM Limited L.P.'s general partner, RCM General Corporation, reporting that as of December 31, 1995, RCM, a registered investment adviser, had sole voting power as to 1,502,000 shares, shared dispositive power as to 27,000 shares, and sole dispositive power as to 1,647,000 shares.

(3) This information is based on a Schedule 13G filed with the Securities and Exchange Commission, reporting that as of December 31, 1995, Travelers Group Inc., a parent holding company, had shared voting and dispositive power as to all 1,233,070 shares.

    McKesson Corporation ("McKesson") intends to vote its shares in favor of the nominees for election to the Board of Directors listed herein and for approval of the proposed amendments to the Corporation's 1986 Stock Option Plan as described in this Proxy Statement. Since the holders of Common Stock do not have cumulative voting rights and since McKesson's shares represent more than 50% of the outstanding shares of Common Stock entitled to be voted at the meeting, McKesson will be able to elect the entire Board of Directors and approve the proposed amendments to the 1986 Stock Option Plan.

                  SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

    The following table indicates as to each director and each of the executive officers named in the Summary Compensation Table who were employed by the Corporation on March 31, 1996 and as to all directors and officers as a group, the number of shares and percentage of the Corporation's Common Stock beneficially owned as of June 3, 1996:

                                                                                           AMOUNT AND NATURE OF
NAME                                                                                     BENEFICIAL OWNERSHIP (1)
---------------------------------------------------------------------------------------  -------------------------
William A. Armstrong...................................................................           --0--
Jon S. Cartwright......................................................................           6,000(2)
Kenneth M. Evans.......................................................................         131,417(2)(3)
David L. Mahoney.......................................................................           --0--
David E. McDowell......................................................................           --0--
Karen Gordon Mills.....................................................................           6,000(2)
Alan Seelenfreund......................................................................           --0--
Michael A. Caron.......................................................................          52,013(2)(3)
Michael G. McCafferty..................................................................           3,000(3)
Donald N. Weinberger...................................................................          32,739(2)(3)
All Directors and Officers as a Group (13 persons).....................................         261,953(2)(3)

------------------------

(1) Unless otherwise indicated, the nature of beneficial ownership for all shares is sole voting and investment power (or with voting and investment power shared with a spouse). The shares represent less than 1% of the outstanding shares for every person, and 1.2% for all directors and officers as a group.

(2) Includes shares that may be acquired within 60 days after June 3, 1996 through the exercise of stock options granted under the Corporation's 1986 Stock Option Plan, as follows: Mr. Evans, 90,000; Mr. Caron, 34,938; Mr. Weinberger, 23,600; Mr. Cartwright, 5,000; Ms. Mills, 5,000; and all directors and officers as a group, 179,338.

(3) Includes shares held under the Corporation's Profit-Sharing Investment Plan and as to which the participant has sole voting but no investment power, as follows: Mr. Evans, 1,297; Mr. Caron, 2,677; Mr. Weinberger, 1,555; and all directors and officers as a group, 7,331; 33,050 shares subject to possible forfeiture granted to Mr. Evans, 8,600 to Mr. Caron, 3,000 to Mr. McCafferty, 5,400 to Mr. Weinberger, and 55,050 shares to all directors and officers as a group under the Corporation's 1988 Restricted Stock Plan; 1,000 shares held in a family trust by a member of the group, as to which the holder and his spouse have shared voting and investment power, and 200 shares held by a member of the group as joint trustee for his minor children, as to which shares he disclaims beneficial ownership.

                             ELECTION OF DIRECTORS

    It is the intention of the persons named in the enclosed form of proxy, unless authorization to do so is withheld, to vote for the election of the seven nominees named below, to serve as directors until the next annual meeting of stockholders and until their successors shall have been elected and qualified. If any nominee should be unavailable for election, an event which is not presently anticipated, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the enclosed form of proxy in accordance with their judgment, or the number of authorized directors may be reduced.

    Following is information concerning the nominees for election at the meeting. Each nominee has consented to being named in this Proxy Statement and to serve if elected. All nominees are currently serving as directors and were elected by the stockholders at the 1995 Annual Meeting. Ages shown are as of June 3, 1996.

WILLIAM A. ARMSTRONG

    Age 55. Vice President Human Resources and Administration of McKesson since April 1, 1993; Vice President Administration from January 1992 to April 1993; Vice President from July 1991 until January 1992; Executive Assistant to the Office of the Chief Executive from April 1990 until January 1992. Mr. Armstrong has been a director of the Corporation since 1991 and is a member of the Compensation Committee.

JON S. CARTWRIGHT

    Age 59. Director Emeritus and Senior Adviser of the Center for Telecommunications Management ("CTM"), a research, education and publishing center affiliated with the University of Southern California ("USC") Graduate School of Business Administration, since January 1995. Executive Director of CTM from January 1990 to January 1995; Professor of Management and Organization at the USC Graduate School of Business Administration from January 1992 to January 1995, and Associate Professor from January 1990 to January 1992. Mr. Cartwright has been a director of the Corporation since 1993 and is Chairman of the Audit Committee and a member of the Compensation Committee.

KENNETH M. EVANS

    Age 54. President and Chief Executive Officer and a director of the Corporation since April 1991. Mr. Evans is also a director of the O'Brien Corporation.

DAVID L. MAHONEY

    Age 41. Vice President of McKesson since 1990, and President of its Pharmaceutical Services Group since February 1996. Formerly he was President of McKesson's Healthcare Delivery Systems, Inc. subsidiary from September 1994 until December 1995, and served as Vice President Strategic Planning of McKesson from July 1990 to September 1994. Mr. Mahoney has been a director of the Corporation since 1992.

DAVID E. MCDOWELL

    Age 53. Chairman of the Board since April 1992. Employed as a Senior Adviser to McKesson Corporation since May 20, 1996; formerly he was President, Chief Operating Officer and a director of McKesson from January 1992 until he resigned effective May 20, 1996. Vice President and General Manager, Quality and Chief Information Officer of International Business Machines Corporation (IBM) from November 1990 until January 1992; President of IBM's National Service Division from July 1987 until November 1990. He is also a director of Medaphis Corporation. Mr. McDowell has been a director of the Corporation since 1992 and is Chairman of the Compensation Committee and a member of the Audit Committee.

KAREN GORDON MILLS

    Age 42. President of MMP Group, Inc., a management company providing consulting and investment banking services, since 1993; Managing Director and Chief Operating Officer, Industrial Group, E. S. Jacobs & Company, from 1983 to 1993. Director of Triangle Pacific Corp., Arrow Electronics, Inc., Telex Communications, Inc., and The Scotts Company. Ms. Mills has been a director of the Corporation since 1994 and is a member of the Audit Committee.

ALAN SEELENFREUND

    Age 59. Chairman of the Board and Chief Executive Officer of McKesson since November 1989. He is also a director of McKesson and Pacific Gas and Electric Company. Mr. Seelenfreund has been a director of the Corporation since 1986.

      COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Under the federal securities laws, the Corporation's Directors, its executive officers and any persons holding (as defined in the rules and regulations of the Securities and Exchange Commission) more than ten percent of the Corporation's Common Stock are required to report their initial ownership of the Corporation's Common Stock and any subsequent changes in that ownership to the Securities and Exchange Commission (the "Commission"), the NASDAQ Stock Market and the Corporation. For fiscal year 1996, these filing requirements were satisfied, except that one director, Jon S. Cartwright, inadvertently failed to report the transfer of his directly-owned shares to a family trust on Form 5 for fiscal year 1995, but subsequently reported this transaction on a Form 5 for fiscal year 1996. In making this disclosure, the Corporation has relied solely on written representations of its Directors and executive officers and its ten percent holders and/or copies of the reports that they have filed with the Commission.

               COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors has designated two standing committees--an Audit Committee and a Compensation Committee. The members of each standing committee are appointed by the Board of Directors and serve a term coexistent with that of the Board that appointed such committee.

    The Audit Committee, composed of three directors, held two meetings during the year ended March 31, 1996. The Audit Committee recommends to the Board the retention or discharge of the Corporation's independent auditors and reviews the scope, extent and procedures of the audit and the fees to be paid therefor. The Committee also reviews the audit results, and approves the audited financial statements and recommends to the Board their inclusion in the annual report to stockholders; consults with the independent auditors, the internal auditors and management on the adequacy of internal accounting controls; and performs such other functions as may be necessary in the efficient discharge of its duties.

    The Compensation Committee, composed of three directors, held five meetings during the year ended March 31, 1996. The Compensation Committee serves as the administrative committee for the Corporation's stock option plan, restricted stock plan, deferred compensation plan, and all other incentive plans; reviews and makes recommendations to the Board with respect to the salary and other terms and conditions of employment of the Chief Executive Officer and approves salaries and other terms and conditions of employment of all other officers and of other employees of the Corporation above specified salary grades, and examines and makes recommendations to the Board regarding the Corporation's overall compensation program for managerial level employees.

    The Board of Directors held six meetings during the year ended March 31, 1996. Attendance at Board and Committee meetings combined averaged approximately 94%. Each director, except for Mr. Seelenfreund, attended more than 75% of the combined total meetings of the Board and Committees of the Board on which the director served at any time during the year.

    The Board of Directors will consider nominees for director recommended by stockholders. Any stockholder who wishes to recommend a nominee should submit the recommendation in writing to the Vice President and Corporate Secretary of the Corporation, c/o McKesson Corporation, One Post Street, San Francisco, CA 94104.

                           COMPENSATION OF DIRECTORS

    During the fiscal year ended March 31, 1996, each director who was not an employee of the Corporation or of McKesson received an annual retainer of $15,000, payable quarterly; a stipend of $1,000 for each Board or Committee meeting attended; and reimbursement for all expenses incurred in attending such meetings. Directors who are employees of the Corporation or of McKesson receive no additional compensation for their services as members of the Board or any Board committee. In addition, the nonemployee directors also receive nonqualified stock options under the provisions of the 1986 Stock Option Plan, which provide that each nonemployee director, on the date of the Annual Meeting of Stockholders at which he or she is first elected to the Board, is to receive an option to purchase 5,000 shares of Common Stock, which is immediately exercisable in full but expires in five equal annual installments. On the date of each subsequent annual meeting, each continuing nonemployee director automatically receives an option to purchase an additional 1,000 shares, which is immediately exercisable in full. Subject to the above-mentioned expiration provisions, the term of each option is five years.

    Under the Corporation's Deferred Compensation Administration Plan (the "DCAP"), any director entitled to compensation for services as a director may make an irrevocable election to defer receipt of all or a portion of his or her annual retainer and meeting fees, (but not less than $5,000), until such person ceases to be a director or attains age 65, whichever is later, or at such other time as is specified by the director, after which payments are made in any number of approximately equal annual installments over such period of years, not exceeding fifteen, as is elected by the director. In the event of a change in control of the Corporation (as defined in the DCAP) deferred funds shall be distributed immediately upon the effective date of the change. One director currently participates in the DCAP.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    David E. McDowell, Chairman of the Compensation Committee, is employed by McKesson as a Senior Adviser, and William A. Armstrong, a member of the Committee, is Vice President Human Resources and Administration of McKesson. The third member of the Committee, Jon S. Cartwright, is an independent outside director. (See the discussion of Certain Relationships and Related Transactions on page 15.)

         REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

    The Corporation's executive compensation program is administered by the Compensation Committee (the "Committee") of the Board of Directors. The Committee is composed of three directors. One of the members is an employee of McKesson, one is an officer of McKesson and the third is an independent outside director. The Committee is responsible for administering the Corporation's stock option and restricted stock plans, reviewing and making recommendations to the full Board with respect to the salary, incentive compensation and other terms and conditions of employment of the Chief Executive Officer and approving salaries, incentive compensation and other terms and conditions of employment of the other executive officers named in the Summary Compensation Table (the "executive officers") and other officers and key employees of the Corporation in and above specified salary grade levels.

    The following report was prepared by the members of the Committee (whose names appear at the end of the report) to provide the Corporation's stockholders with an explanation of Armor All's compensation policies, and the criteria used in designing compensation programs and setting compensation levels for the executive officers, and specifically, the compensation of the Chief Executive Officer during fiscal year 1996.

    In its deliberations concerning compensation of executive officers, the Committee considers the following factors: (1) the Corporation's performance in comparison with previously set objectives and against the prior year's achievement, (2) the individual performance of each executive officer, (3) a number of comparative compensation surveys, which are supplied by professional compensation consultants approved by the Committee and retained by the Corporation for this purpose, and other material concerning compensation levels and stock grants at similar companies, such as compensation information disclosed in the proxy statements of other companies,
(4) the overall competitive environment for executives and the level of compensation needed to attract and retain executive talent, and (5) the recommendations of professional compensation consultants. Companies used in comparative analyses for executive compensation purposes are selected with the assistance of these professional compensation consultants. Such companies represent a broad cross-section of consumer product companies and are selected based on a variety of factors including similarity in financial attributes, size and complexity to the Corporation. The companies used in comparative analyses for executive compensation purposes include some of the companies in the Peer Group Index used in the Performance Graph, as well as other companies. The Committee relies on a broad array of companies in various industries for comparative analysis of executive compensation because it believes that the Corporation's competitors for executive talent are more varied than the companies included in the Peer Group Index chosen for comparing stockholder return in the Performance Graph.

    The Corporation's compensation program is designed to enhance stockholder value by linking a large part of the executives' compensation directly to performance. The objective is to provide base salary for executives at approximately the 60th percentile for executives at similar companies, while providing an opportunity to achieve total compensation (including base salary, annual bonus and long-term incentives) at the 75th percentile or above for exceptional performance.

                           COMPONENTS OF COMPENSATION

    The Corporation's compensation package consists of base salary, a short-term incentive plan, and long-term incentives (stock and cash). Base pay is reviewed annually. Actual base salary is based on individual performance, competitive pay practices and level of responsibility. Competitive pay practices are determined through job evaluation and market comparisons. The fiscal year 1996 salaries of executive officers were determined primarily on the basis of each executive officer's performance and responsibility, the Corporation's performance, and competitive salary level market data. Increases in fiscal year 1996 salaries reflected the Committee's determination that compensation levels should be increased to remain competitive, given each executive officer's performance, the Corporation's performance in fiscal year 1996 and the competitive environment for executive talent.

    The Short-Term Incentive Plan ("STIP") rewards participants for reaching profit targets related to required rates of return. For fiscal year 1996, the measures included goals for pre-tax income at specified levels of investment. Individual executives' target values vary by level of responsibility, are set as a percentage of base salary and are competitive with those paid to executive officers at companies in the comparison group. The annual incentive award an executive officer is eligible to receive can range from zero to three times the incentive award percentage assigned to his or her position. STIP awards were not paid to the executive officers for fiscal year 1996, because the Company's financial performance was below the targets set forth in the plan.

    The Corporation has three executive compensation plans to help achieve long-term performance objectives. The three plans are the Stock Option Plan, the Restricted Stock Plan and the Long-Term Incentive Plan ("LTIP"). One-third of competitive long-term incentive value is intended to be provided by stock options, one-third by restricted stock and one-third by the cash LTIP. The LTIP provides cash awards based solely on the Corporation's results over three-year periods. Goals for this plan are set annually for the successive three-year period. These goals are designed to focus an executive officer's attention on long-term growth balanced with return to stockholders. The measures of financial performance currently in use for the LTIP are profit before tax in excess of a specified percentage return on assets employed. LTIP awards were not paid to the executive officers for the three-year period ended March 31, 1996, because the Company's financial performance was below the minimum targets required for payout under the plan. No further performance periods remain open under the LTIP which has been discontinued as an element of compensation for executive officers.

    In March 1996, the Board of Directors established an incentive plan for strategic business unit managers, including the named executive officers, except for Mr. Weinberger, for fiscal year 1997 ("FY1997 Incentive Plan"). The FY1997 Incentive Plan provides for performance awards payable in cash upon achievement of predetermined earnings per share targets for fiscal year 1997. Payment of the cash awards, if earned, will be paid in two equal installments--50% at the end of fiscal year 1997 and 50% at the end of fiscal year 1998.

    The Corporation's 1986 Stock Option Plan is designed to strengthen the link between the interests of stockholders and management. Stock options are generally granted annually and provide executives a ten-year period, subject to specified vesting requirements, to purchase shares of Common Stock at the full market price of the stock on the day the option is granted. Annual grants are generally equal to the target percent of pay described above modified by performance. In addition, the Committee considers the size of prior grants, but does not take into account the number of options currently held by an executive officer in determining annual award levels. The number of options needed to provide the target percent of pay is determined by use of a modified Black-Scholes model for valuing stock options.

    The Corporation's 1988 Restricted Stock Plan was established to provide strong incentive for highly qualified executives to remain with the Corporation as well as to strengthen their link to stockholders through increased stock ownership. Grants of restricted stock are considered annually. The current general practice is for restrictions to lapse only if performance goals are met during a four-year period. The measure used to determine if restrictions will lapse on the performance-based shares awarded in fiscal year 1996 will be the compounded increase in profit before tax over a four-year period.

    The Corporation has not yet adopted a policy regarding the recently enacted $1 million annual limitation on the federal income tax deductibility of compensation paid to any executive officer. However, it has been determined that the new limitations did not impact the Corporation in fiscal year 1996. At the present time, there are no executive officers whose compensation meets or exceeds the $1 million annual limit nor is it expected that an executive officer will reach this limit in fiscal year 1997. The Committee's present intention is to comply with the requirements of Section 162(m) unless the Committee concludes that required changes would not be in the best interests of the Corporation or its stockholders.

           COMPENSATION OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

    During fiscal year 1996, the Committee reviewed the performance of the President and CEO, Kenneth M. Evans, and approved his stock option and restricted stock awards using the same criteria that were used to determine awards for the executive officers discussed at the beginning of this report. Mr. Evans' compensation for fiscal year 1996 is shown in the Summary Compensation Table on page 11.

    On April 1, 1995, the Committee, with the concurrence of the full Board, increased Mr. Evans' annual salary from $300,000 to $312,000 based on the Corporation's performance for fiscal year 1995 and competitive market data on salary levels. Given the Corporation's disappointing operating results in fiscal year 1996, Mr. Evans, at his request, did not receive a salary increase at the end of the year. Additionally, since the profit targets established under the STIP and the performance goals established under the LTIP for the respective one-year and three-year incentive periods ended March 31, 1996 were not met, no awards were paid to Mr. Evans under either plan in fiscal year 1996.

    The stock option award to Mr. Evans made in January 1996 was based on the Committee's assessment of his overall performance during a difficult year and on the Committee's philosophy that stock ownership by management aligns management's interests more closely with those of the Corporation's stockholders. The restrictions imposed on the restricted stock award granted to Mr. Evans in January 1996 will lapse in fiscal year 2000 only if specific performance objectives for compound growth in profit before tax are met.

    It is the Committee's view that the total compensation package for Mr. Evans was based on an appropriate balance of (1) the Corporation's performance, (2) his individual performance, and (3) competitive practice.

                                          The Compensation Committee

                                          David E. McDowell, CHAIRMAN

                                          William A. Armstrong

                                          Jon S. Cartwright

                               PERFORMANCE GRAPH

    Set forth below is a line graph comparing the performance of the Corporation's Common Stock during the period April 1, 1991 through March 31, 1996 with the NASDAQ Stock Market Index, and a peer group composed of the following seventeen consumer products companies: Alberto-Culver Company, Church & Dwight Co., Inc., Eljer Industries, Inc., First Brands Corporation, Kimball International, Inc., Lancaster Colony Corporation, La-Z-Boy Chair Company, National Presto Industries, Inc., NCH Corporation, Oneida Ltd., Royal Appliance Mfg. Co., RPM, Inc., The Scotts Company, Stanhome Inc., The Valspar Corporation, WD-40 Company, and Wynn's International, Inc. The Corporation is not included in the peer group. Pratt & Lambert, Inc., formerly a member of the peer group, has been removed because it is no longer a publicly-held company. Total Return Indices reflect reinvested dividends and are weighted on a market capitalization basis at the time of each reported data point. The stock price performance depicted in the performance graphs shown below is not necessarily indicative of future price performance.

                       FIVE-YEAR CUMULATIVE TOTAL RETURN*

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

           ARMOR ALL     NASDAQ COMPOSITE     PEER GROUP
1991          $100.00               $100.00       $100.00
1992          $111.40               $127.45       $118.49
1993          $181.94               $146.51       $123.26
1994          $191.07               $158.15       $126.24
1995          $220.05               $175.93       $128.51
1996          $173.91               $238.88       $150.50

------------------------

* Assumes $100 invested in Armor All Common Stock and in each index on March 31, 1991 and that all dividends are reinvested.

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation for services in all capacities to the Corporation for the three fiscal years ended March 31, 1994, 1995 and 1996 of the Chief Executive Officer, and each of the other four most highly compensated executive officers of the Corporation in fiscal year 1996.

                                                                                        LONG-TERM COMPENSATION
                                                                                  -----------------------------------
                                                                                           AWARDS
                                                   ANNUAL COMPENSATION            ------------------------   PAYOUTS
                                         ---------------------------------------  RESTRICTED                ---------
                                                                   OTHER ANNUAL      STOCK                    LTIP       ALL OTHER
NAME AND                                                           COMPENSATION     AWARDS      OPTIONS/     PAYOUTS   COMPENSATION
PRINCIPAL POSITION(1)           YEAR     SALARY ($)    BONUS ($)      ($)(2)        ($)(3)      SARS (#)       ($)        ($)(4)
----------------------------  ---------  -----------  -----------  -------------  -----------  -----------  ---------  -------------
Kenneth M. Evans, ..........       1996   $ 312,000    $       0     $  35,428(5)  $  81,875       15,000   $       0    $  13,646
  President and CEO                1995     300,000      170,000        --           118,250       20,000       1,530       50,154
                                   1994     285,000      290,000        --           347,900       15,000     112,500       32,508

Michael G. McCafferty, .....       1996     134,615            0        --            49,125       35,000           0            0
  Executive Vice President
  and Chief Financial
  Officer(6)

Michael A. Caron, ..........       1996     177,500            0        --            32,750        6,500           0       10,298
  Senior Vice President and        1995     169,000       47,000        --            43,000        7,000      44,800       37,247
  President of Armor All           1994     163,600       54,000        --            43,050        3,000      56,900       21,332
  International

Donald N. Weinberger, ......       1996     151,000            0        --                 0            0           0        9,268
  Vice President
  Operations(6)

Steven L. Kliff, ...........       1996     165,212            0        --                 0            0           0        4,685
  Senior Vice President            1995     175,000       47,000        --            43,000        6,500      41,000       29,413
  Consumer Products(6)             1994     158,250       70,000        --            61,500        5,000           0        9,368

------------------------------

(1) Mr. McDowell, who serves as Chairman of the Board of the Corporation, receives no compensation from the Corporation.

(2) Except as noted in the footnotes below, the dollar value of perquisites and other personal benefits for each named executive officer during fiscal year 1996 was less than established reporting thresholds.

(3) All shares awarded in fiscal years 1996 and 1995 were performance-based and the restrictions will lapse at the end of fiscal years 2000 and 1999, respectively, if the Corporation meets specified financial goals. Of the restricted shares awarded in fiscal year 1994, 12,500 shares awarded to Mr. Evans, are being released in annual increments of 25% beginning one year after the date of the award, provided that Mr. Evans remains in the employ of the Corporation on the dates on which the restrictions lapse. The remaining restricted shares awarded in fiscal year 1994 were performance-based and will be released at the end of fiscal year 1998 if the Corporation attains a specified goal of compounded growth in profit before tax for the four-year period ending on March 31, 1998. Dividends are paid on the shares at the same rate as paid to all other stockholders. The 1988 Restricted Stock Plan provides that, in the event of a change in control of the Corporation or of McKesson (as defined in the plan), all restrictions on outstanding restricted stock grants shall immediately lapse. As of March 31, 1996, the number of shares of restricted stock outstanding to each named executive officer and the market value of the shares (based upon the closing stock price of $16.375 on Friday, March 29, 1996), respectively, were as follows: Mr. Evans, 33,050 and $541,194; Mr. McCafferty, 3,000 and $49,125;
    Mr. Caron, 8,600 and $140,825; Mr. Weinberger, 5,400 and $88,425; and Mr.
    Kliff, 0 and $0.

(4) For fiscal year 1996, includes the aggregate value of (i) the Corporation's matching stock contributions under the Profit-Sharing Investment Plan ("PSIP"), a plan designed to qualify as an employee stock ownership plan under the Internal Revenue Code (the "Code"), allocated to the accounts of the named executive officers, as follows: Mr. Evans, $1,800; Mr. Caron, $1,800; and Mr. Weinberger, $1,800; (ii) employer matching cash contributions under the Supplemental PSIP, an unfunded, nonqualified plan established because of limitations on annual contributions to the PSIP contained in the Code, as follows: Mr. Evans, $4,794; Mr. Caron, $908; and Mr. Weinberger, $780; (iii) stock contributions made by McKesson to the named executives' ESOP accounts under the McKesson PSIP, as follows: Mr. Evans, $7,052; Mr. Caron, $7,120; Mr. Weinberger, $6,688; and Mr. Kliff, $4,685; and (iv) above-market interest accrued on deferred compensation for Mr. Caron in the amount of $470.

(5) Includes $13,618 imputed interest on the loan to Mr. Evans described under "Indebtedness of Executive Officers" on page 15.

(6) Mr. McCafferty's employment with the Corporation commenced on September 11, 1995; Mr. Weinberger became an executive officer on September 1, 1995; and Mr. Kliff's employment with the Corporation terminated on January 31, 1996.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                             INDIVIDUAL GRANTS
                                        ------------------------------------------------------------
                                                           % OF TOTAL                                 GRANT DATE VALUE
                                                         OPTIONS GRANTED   EXERCISE OR                ----------------
                                         OPTIONS/SARS     TO EMPLOYEES     BASE PRICE    EXPIRATION      GRANT DATE
NAME                                    GRANTED (#)(1)   IN FISCAL YEAR      ($/SH)         DATE      PRESENT VALUE(2)
--------------------------------------  ---------------  ---------------  -------------  -----------  ----------------
Kenneth M. Evans......................        15,000             7.16       $   16.00       1/23/06     $     60,720
Michael G. McCafferty.................        25,000            11.93           17.50       9/20/05          110,688
                                              10,000             4.77           16.00       1/23/06           40,480
Michael A. Caron......................         6,500             3.10           16.00       1/23/06           26,312
Donald N. Weinberger..................         --0--               --0--        --0--         --0--            --0--
Steven L. Kliff.......................         --0--            --0--            --0--        --0--            --0--

------------------------

(1) During fiscal year 1996, options to purchase an aggregate of 211,500 shares were granted to 59 optionees at option prices ranging from $16.00 to $19.25 with a weighted average option price of $16.48. All options granted to employees are for ten-year terms and are granted at fair market value and exercisable in installments of 25% per year beginning one year after the date of grant, except that the grant of 25,000 shares to Mr. McCafferty on September 20, 1995, at the exercise price of $17.50 per share, vests in full on the first anniversary of the date of grant. Optionees may satisfy the exercise price by submitting currently owned shares and/or cash. Income tax withholding obligations may be satisfied by electing to have the Corporation withhold shares otherwise issuable under the option with a fair market value equal to such obligations. The Corporation has not granted any stock appreciation rights.

(2) In accordance with Securities and Exchange Commission rules, a modified Black-Scholes option pricing model was chosen to estimate the grant date present value of 25.3% for the options set forth in this table. The assumptions used in calculating the reported value include: stock volatility, 35.09%; interest rate, 5.65%; annual dividend, $.64; exercise period, 10 years; reductions of approximately 9.61% to reflect the probability of forfeiture due to termination prior to vesting, and approximately 10.37% to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date. The Corporation does not believe that the Black-Scholes model, or any other model, can accurately determine the value of an option. Accordingly, there is no assurance that the value realized by an executive, if any, will be at or near the value estimated by the Black-Scholes model. Future compensation resulting from option grants is based solely on the performance of the Corporation's stock price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                   SHARES                       NUMBER OF UNEXERCISED        VALUE OF UNEXERCISED
                                 ACQUIRED ON       VALUE      OPTIONS AT FISCAL YEAR-END   IN-THE- MONEY OPTIONS AT
                                  EXERCISE       REALIZED                (#)                FISCAL YEAR-END ($)(1)
                                -------------  -------------  --------------------------  --------------------------
NAME                             EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
------------------------------  -------------  -------------  -----------  -------------  -----------  -------------
Kenneth M. Evans..............          --0--   $     --0--       90,000        45,000     $ 305,000     $   5,625
Michael G. McCafferty.........        --0--           --0--        --0--        35,000         --0--         3,750
Michael A. Caron..............          --0--         --0--       34,938        15,312        86,581         2,438
Donald N. Weinberger..........         2,825         16,306       23,600         6,875        10,781         --0--
Steven L. Kliff...............          --0--         --0--       18,563         --0--        34,125         --0--

------------------------

(1) Calculated based upon the fair market value share price of $16.375 on Friday, March 29, 1996, less the share price to be paid on exercise. There is no guarantee that if and when these options are exercised they will have this value.

                      EMPLOYMENT CONTRACTS AND TERMINATION
                OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

    The Corporation does not have employment agreements with its executive officers. However, as of April 1, 1994 it entered into termination agreements with Messrs. Evans and Kliff providing for payment of severance benefits upon their termination of employment following a "change in control" of the Corporation (defined in the agreements as the occurrence of certain specified events). Mr. Kliff's agreement was cancelled when his employment terminated on January 31, 1996. Mr. Evans' agreement, which will remain in effect until terminated by the Board of Directors, provides for the payment of benefits upon a change in control of the Corporation or of McKesson and actual or constructive termination of employment within two years of such change. In the event of termination of employment under the agreement, the Corporation shall pay to the executive as severance pay in a cash lump sum an amount equal to 2.99 times his "severance pay base", subject to adjustment as described below. "Severance pay base" means the executive's "base amount" determined under Section 280G of the Internal Revenue Code. The amount of severance benefits paid shall be no higher than the amount that is not subject to disallowance of deduction under Section 280G of the Internal Revenue Code. Accrual of service for Mr. Evans would continue under the McKesson Executive Benefit Retirement Plan and he would continue to participate in the McKesson Executive Medical Plan and Executive Survivor Benefits Plan for a minimum of twelve months, plus one month for each year of service with a maximum benefit of twenty-four months.

    For purposes of the termination agreements, a "change in control" is generally deemed to occur if (a) any person (as defined in the Securities Exchange Act of 1934, as amended) excluding the Corporation or any of its subsidiaries, a trustee or any fiduciary holding securities under an employee benefit plan of the Corporation or any of its subsidiaries, an underwriter temporarily holding securities pursuant to an offering of such securities or a corporation owned, directly or indirectly, by stockholders of the Corporation in substantially the same proportions as their ownership of the Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of securities of the Corporation representing 30% or more of the combined voting power of the Corporation's then outstanding securities; or (b) during any period of not more than two consecutive years, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a person who has entered into an agreement with the Corporation to effect a transaction described in clause (a),
(c) or (d) of this paragraph) whose election by the Board or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (c) the shareholders of the Corporation approve a merger or consolidation of the Corporation with any other corporation, other than (i) a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, at least 50% of the combined voting power of the voting securities of the Corporation or such surviving entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Corporation (or similar transaction) in which no person acquires more than 50% of the combined voting power of the Corporation's then outstanding securities; or (d) the shareholders of the Corporation approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation's assets.

    On April 1, 1996 the Corporation entered into a settlement agreement with Mr. Kliff, in connection with the termination of his employment (the "Agreement"), whereby it agreed to pay to Mr. Kliff the cash sums of (i) $350,000 in settlement of certain claims, and (ii) $5,563 in reimbursement for the cost of six months of premiums on an HMO medical/group health insurance policy. The Agreement also provides for the extension until June 30, 1996 of the period within which Mr. Kliff may exercise all stock options which were exercisable on the date his employment terminated, and the waiver by the Corporation of $11,095 in interest on his outstanding loan (see "Indebtedness of Executive Officers" on page 15). The Agreement also contains standard provisions such as a mutual release of claims, continuing confidentiality obligations as to the terms of the Agreement, except as required by law, and protection of proprietary information.

                                RETIREMENT PLAN

    Employees of the Corporation participate in the McKesson Corporation Retirement Plan (the "McKesson Plan"). The costs of participation in the McKesson Plan are paid by the Corporation.

    The table below illustrates, as of March 31, 1996, the estimated annual benefits payable upon retirement at age 65 under the McKesson Plan in the specified compensation and years-of-service classifications. The benefits are computed as single life annuity amounts.

                                                                                     YEARS OF SERVICE
                                                                        ------------------------------------------
FIVE YEAR AVERAGE COMPENSATION                                             15         20         25         30
----------------------------------------------------------------------  ---------  ---------  ---------  ---------
$150,000..............................................................  $  29,432  $  39,242  $  49,053  $  58,864
 200,000..............................................................     29,432     39,242     49,053     58,864
 300,000..............................................................     29,432     39,242     49,053     58,864
 400,000..............................................................     29,432     39,242     49,053     58,864
 500,000..............................................................     29,432     39,242     49,053     58,864
 600,000..............................................................     29,432     39,242     49,053     58,864
 700,000..............................................................     29,432     39,242     49,053     58,864

    Annual benefits are generally equal to a percentage of final average pay (averaged over the highest consecutive five-year period out of the last 15 years of service preceding retirement) up to Covered Compensation (the average of the Social Security wage bases over the 35 year period ending with the year the participant attains or will attain Social Security Retirement Age) plus a percentage of final average pay exceeding Covered Compensation, the total of which is multiplied by years of creditable service up to a maximum of 30 years. Compensation covered under the McKesson Plan is defined as base pay plus overtime and/or annual bonus as disclosed in the Summary Compensation Table for the named executive officers and as limited by Internal Revenue Code Section 401(a)(17).

    As of March 31, 1996, the following individuals had the number of years of creditable service indicated: Mr. Evans, 5 years; Mr. McCafferty, 0 years; Mr. Caron, 11 years; and Mr. Weinberger, 7 years.

    Mr. Evans also participates in the McKesson Corporation 1984 Executive Benefit Retirement Plan (the "EBRP"). The benefit under the EBRP is a percentage of final average pay based on years of service or is determined by the Board of Directors. The maximum benefit is 60% of final average pay. The total paid under the EBRP is not reduced by Social Security benefits but is reduced by those benefits payable on a single life basis under the McKesson Plan. Based on retirement at age 65, the annual combined benefit payable to Mr. Evans under the McKesson Plan and the EBRP would be approximately $290,885.

                       INDEBTEDNESS OF EXECUTIVE OFFICERS

    During fiscal year 1996 Mr. Evans' maximum aggregate indebtedness to the Corporation, and the amount outstanding at May 15, 1996, was $400,000. This amount relates to an interest-free loan extended to Mr. Evans and secured by a deed of trust on certain residential property owned him. The principal amount of the loan is payable upon the earlier of (i) termination of Mr. Evans' employment with the Corporation, or (ii) sale of the property, unless the loan is then secured by a separate deed of trust on real property purchased by Mr. Evans as his principal residence.

    A loan in the amount of $300,000 to finance home repair and improvements was extended to Mr. Kliff in a prior fiscal year. The loan required annual interest payments at the rate of 4% per annum. Mr. Kliff's maximum aggregate indebtedness to the Corporation during fiscal year 1996 was $300,000 and the amount outstanding at March 31, 1996 was $196,000. Under the terms of his Agreement with the Corporation (see discussion under "Employment Contracts and Termination of Employment and Change in Control Arrangements" on page 13), this balance was paid in full in April 1996.

    No other director or executive officer was indebted to the Corporation in an amount exceeding $60,000 at any time during fiscal year 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    On July 1, 1986, the Corporation entered into a Services Agreement, (the "Agreement") with McKesson, of which Mr. Seelenfreund is an officer and director, Messrs. Armstrong and Mahoney are officers and Mr. McDowell is a Senior Adviser. Pursuant to the Agreement, McKesson has agreed to provide certain corporate staff services to the Corporation. For the fiscal year ended March 31, 1996, the amount charged the Corporation by McKesson for such services was $519,000, exclusive of insurance and outside professional services that are billed separately. This charge is modified annually to reflect changes in McKesson's costs of providing these services. Such services include treasury and financial, legal, corporate secretary, tax, internal audit, planning and corporate development, accounting advice, and employee benefit, personnel and payroll services. The Corporation can request, and McKesson may provide, data processing, computer programming and other services to supplement the capabilities of the Corporation. McKesson has agreed to make available to the Corporation certain employee benefit plans and also has agreed to allow Corporation employees to continue to participate in McKesson's retirement plan and employee stock ownership plans. The Corporation has agreed to contribute annually to the plans the amount necessary to fund employee participation. The Corporation is also insured under McKesson's property and casualty insurance program for limits of liability and deductibles deemed appropriate for the Corporation's risk exposures and size. Premiums are based on the Corporation's risk exposure and historical loss experience.

    The Agreement is automatically renewed for successive one-year terms unless terminated and is reviewed annually by the Corporation's Chief Financial Officer with the independent nonemployee directors. The Agreement will be terminated if McKesson should own less than a majority of the outstanding voting stock of the Corporation, or upon 120 days' prior written notice by either party, or upon such earlier date as the parties may mutually agree to in writing. The Agreement provides that McKesson's liability with respect to any loss or damages arising in connection with the provision of services to the Corporation is limited to amounts billed for such services.

    Pursuant to the Agreement, the Corporation's U.S. operations participate on a daily basis in a cash management program administered by McKesson. Under this arrangement, the Corporation invests any excess cash under the cash management program, has access to the cash invested and meets cash requirements through borrowing from McKesson. All amounts invested with McKesson are deposited in a separate bank account in the Corporation's name. The Corporation receives interest from McKesson on funds deposited under the program, or pays interest to McKesson on funds borrowed, at a rate equal to the monthly Federal Reserve Composite Rate for 7-day commercial paper less one-tenth of one percent for funds deposited under the program and plus one-half of one percent for funds borrowed from McKesson. The Agreement provides that McKesson will make available that amount of cash necessary to provide the Corporation with sufficient funds to meet its needs as defined in its annual capital and operating budget and that the Corporation will pay McKesson an annual credit facility fee of $25,000. At March 31, 1996, the Corporation had invested $17,359,000 under the cash management program at an interest rate of 5.3%. The maximum amount invested by the Corporation under the cash management program at any month end during the fiscal year ended March 31, 1996 was $37,875,000. In the fiscal year ended March 31, 1996, the Corporation received from McKesson net interest in the amount of $1,486,000 pursuant to this arrangement.

    Under the terms of the Acquisition Agreement dated July 1, 1986 pursuant to which McKesson transferred the business of its Armor All Products Division to the Corporation (the "Acquisition Agreement"), McKesson and the Corporation have agreed that, so long as McKesson owns at least a majority of the outstanding voting stock of the Corporation, McKesson will refer to the Corporation any business opportunities McKesson deems appropriate concerning appearance protection products applicable to the automotive aftermarket. McKesson has complete discretion to determine which products or ideas the Corporation may develop or fund. McKesson has not established objective criteria to utilize in exercising its discretion. Such determinations will be made on a case-by-case basis as such opportunities arise. McKesson has no obligation to refer to the Corporation ideas or products whether or not related to appearance protection products applicable to the automotive aftermarket. McKesson is currently in the business of distributing appearance protection products, and will continue to be entitled to distribute such products and any other products it deems appropriate. The Corporation is entitled to retain and develop any product or idea within the scope of its intended operations which it develops through its own facilities or staff. McKesson is not obligated to fund, or permit the Corporation to fund, development of any product or idea, if McKesson concludes that such development is not in the Corporation's best interests.